	1Q15	2Q15	3Q15	4Q15	Total FY2015	Affiliated Broker(s)
Transamerica Morgan Stanley Capital Growth VP	$ 27.50	$ -	$ -	$ -	$ 27.50	BIDS(Q1)
Transamerica Morgan Stanley Mid Cap Growth VP	$ 83.06	$ -	$ -	$ -	$ 83.06	BIDS(Q1)